September 3, 2010
Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	The Williams Companies, Inc.
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 8, 2010
Current Report on Form 8-K
Filed February 18, 2010
File No. 001-04174
Dear Mr. Owings:
          On behalf of The Williams Companies, Inc., we are writing in response to your letter dated August 12, 2010, setting forth comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, our Definitive Proxy Statement on Schedule 14A filed April 8, 2010, and our Current Report on Form 8-K filed February 18, 2010. For your convenience, we have reproduced the full text of each of the Staff’s comments above our responses below.
Annual Report on Form 10-K
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43
1.	We note your disclosure that you “expect capital and investment expenditures to total between $2.05 billion and $2.775 billion in 2010.” Please expand your disclosure to describe the general nature of these capital and investment expenditures.

Response

The total expected capital and investment expenditures range of $2.05 billion to $2.775 billion for 2010 on page 72 presents a summarized total as part of a liquidity discussion. The general nature

H. Christopher Owings
United States Securities and Exchange Commission
September 3, 2010

of the majority of these anticipated expenditures have previously been described by segment in Results of Operations — Segments, which begins on page 55. The expected capital expenditures for our Exploration & Production segment are described on page 56. Anticipated spending related to various expansion projects within our Gas Pipeline and Midstream Gas & Liquids segments is discussed on pages 60 and 64, respectively.
In future filings, when a total expected capital and investment expenditures range is mentioned in this liquidity discussion, we will also include a statement referencing these segment discussions of the general nature of these expected expenditures.
Note 2. Discontinued Operations, page 97
2.	We note your disclosures on pages 52 and 61 that you recognized a gain of $40 million on the sale of your Cameron Meadows NGL processing plant. Please tell us how you considered the guidance in FASB ASC 205-20-45-1 in determining that the operations of this plant should not be included within discontinued operations. In doing so, please tell us if you determined the plant represented a component of an entity.

Response

In evaluating this disposition, we concluded that our Cameron Meadows plant did not meet the definition of a component of an entity as defined in ASC 205-20-20 and therefore could not qualify for presentation within discontinued operations under ASC 205-20-45-1.

The Cameron Meadows plant was operated as part of an integrated gathering and processing system and was included in a broader asset group with various offshore gathering systems. When contracts for gathering and processing services were negotiated for this integrated system, management considered the total economic package within the context of the system as a whole (gathering revenues, processing revenues, and natural gas liquids margins). We have retained and continue to operate the offshore gathering systems that were part of the integrated system. We continue to gather natural gas from producers under gathering contracts at market rates and deliver it to the Cameron Meadows plant for processing. The producers have separate processing contracts with the new owner of the Cameron Meadows plant. We are not a party to these contracts and have no substantive remaining obligation or other association with the Cameron Meadows plant. Further, the Cameron Meadows plant serves as a straddle plant for sections of our Transco interstate natural gas pipeline system. Natural gas processed at the Cameron Meadows plant will continue to be transported on our Transco pipeline to end-user customers. As a result of the integrated products and services approach utilized during the time we owned the plant, the lowest level of independent, identifiable cash flows was the integrated system. Accordingly, the Cameron Meadows plant did not qualify as a component of an entity.

The decision to sell the Cameron Meadows plant separate and apart from the other assets in the integrated system was primarily based on the need to rebuild the plant twice in recent years following hurricanes in the Gulf of Mexico, which we considered incongruent with our operating strategy of providing highly reliable service to our customers.

H. Christopher Owings
United States Securities and Exchange Commission
September 3, 2010

Note 3. Investing Activities, page 99
3.	We note that you account for your 51% interest in Laurel Mountain Midstream, LLC using the equity method of accounting due to significant participatory rights of your partner such that you do not control the investment. Please explain to us in more detail the participatory rights of the other member and how you determined that these rights overcome the presumption of consolidation by the majority shareholder. We note your disclosures indicating that you have operational control over the entity.

Response

Laurel Mountain Midstream, LLC (LMM) has two members: us (Operating Member) and another member (Other Member). We own a 51% interest in LMM and the Other Member owns the remaining 49%. The operations and activities of LMM are governed by a Limited Liability Company Agreement (Agreement). LMM’s operations consist of a gathering system located in the Marcellus Shale producing basin, which is experiencing significant production growth. An affiliate (Affiliate) of the Other Member has significant exploration and production operations in the Marcellus Shale and is the predominant customer for which LMM currently provides gathering services. Expansion of LMM’s gathering system is expected to coincide with the drilling activity of the Affiliate.

Pursuant to the Agreement, except as delegated to the Operating Member, the business and affairs of LMM are managed under the direction of the Management Committee (Committee) in which each member has 50% representation and equal voting rights, until such time, if ever, (Voting Change Date) as one member obtains at least 66⅔% interest in LMM, after which voting would be on a percentage interest basis. All decisions and actions of the Committee require majority approval, the effect of which (until a Voting Change Date) is to require both members’ approval. While the Agreement vests in the Operating Member power and authority to conduct the day-to-day operation of LMM and the managerial and administrative duties relating thereto, including the operation, maintenance and repair of the gathering system, it also reserves substantive decision-making authority in the Committee.

In evaluating the Agreement, we identified the following matters as substantive participating rights of the Other Member that, prior to a Voting Change Date, require approval of the Committee:
•	Adoption or amendment of the annual operating budget and the annual growth capital budget. The operating budget covers revenues, expenses and maintenance capital expenditures. The growth capital budget covers capital expenditures related to expansion of the gathering system.

•	Approval of any agreement to perform gathering services that provide for aggregate payments to any one person in excess of $10 million, and of any other contracts that provide for aggregate payments to any one person in excess of $5 million.

•	Approval of any agreement not in the ordinary course of business, including the issuance, incurrence, guarantee or assumption of any indebtedness by LMM.
Even following a Voting Change Date, the issuance, incurrence, guarantee or assumption of debt remains a matter requiring unanimous approval, and the following items are among those

H. Christopher Owings
United States Securities and Exchange Commission
September 3, 2010

requiring an affirmative “Super Majority” vote, representing at least 75% of the ownership of the company:
•	Release or settlement of any right, claim or lawsuit for an amount in excess of $5 million.

•	Approval of the sale, assignment, transfer, lease or other disposition of any portion of LMM assets with a value in excess of $5 million.

•	Approval of the purchase or other acquisition of any asset or business of, or any equity interest or investment in, any person for an amount in excess of $25 million.

•	Adoption or amendment of the annual operating budget and the annual growth capital budget.

•	Approval of any individual or series of related growth capital expenditures in excess of $10 million.
The following are other factors we considered in assessing our ability to control LMM:
•	The small difference in the ownership and economic interests of the two members.

•	The ability of either member under the Agreement to require LMM to pursue a growth capital project provided it meets or exceeds a specified threshold rate of return.

•	The significant business relationship between LMM and the Affiliate requires collaboration between us and the Other Member in managing LMM.

•	The fee LMM charges the Affiliate for gathering services is a percent of the proceeds received, including the effect of hedging activities, by the Affiliate from the sale of its production. The commodity price risk management strategy, including hedging activities, of the Affiliate is executed by them and can significantly impact LMM’s gathering revenues.
Based on our review of the approvals required of the Committee, we concluded that the Other Member has substantive participating rights in LMM. Considering this and the other factors noted, we believe that we do not control LMM.
In our disclosures we refer to ourselves as having “operational control” because of the day-to-day decisions we make as Operating Member. To avoid confusion relative to this matter, in future filings we will modify the reference to “operational control,” instead indicating we serve as the operator of LMM.
Note 11. Debt, Leases and Banking Arrangements, page 118
4.	We note from your descriptions of your debt that some of your debt is at a subsidiary level and covenants under these credit agreements may include restrictions on making certain payments such as dividends. Please explain to us how you considered the guidance in Rule 4-08(e) of Regulation S-X and the need to provide Schedule I as discussed in Rule 5-04(c) of Regulation S-X.

Response

We have considered the guidance in Rule 4-08(e) of Regulation S-X in relation to our subsidiaries’ debt and credit agreements, including Exploration & Production’s credit facility referenced on page 119, and determined that, as of December 31, 2009, there are no terms that

H. Christopher Owings
United States Securities and Exchange Commission
September 3, 2010

significantly limited our (the registrant’s) ability to pay dividends. In this assessment, we evaluated provisions and alternatives that could potentially restrict our subsidiaries’ ability to transfer funds to the parent in the form of loans, advances or cash dividends without the consent of a third party. We considered:
•	The public debt issued by our subsidiaries does not contain any terms that would prohibit loans, advances or cash dividends from each respective subsidiary to the parent.

•	As of December 31, 2009, our subsidiary revolving credit agreements include the credit facility available to Williams Partners L.P. and the credit facility access available to Northwest Pipeline and Transcontinental Gas Pipe Line under our then $1.5 billion credit agreement. While these credit agreements include restrictions on cash dividends during an event of default (which was not applicable at December 31, 2009), they do not include terms that significantly restricted the transfer of funds to the parent in the form of loans or advances at December 31, 2009.

•	Exploration & Production’s credit agreement includes certain restrictions on cash dividends, as disclosed on page 119, that exist under certain circumstances (none of which were applicable at December 31, 2009). The terms of this agreement did not significantly restrict the transfer of funds to the parent in the form of loans or advances at December 31, 2009.
Regarding the need to provide Schedule I as discussed in Rule 5-04(c) of Regulation S-X, we note that the restricted net assets of our consolidated subsidiaries as of December 31, 2009, were below the 25 percent of consolidated net assets threshold and thus Schedule I was not required.
Note 19. Subsequent Events, page 143
5.	We note that as a result of your restructuring in the first quarter of 2010 you changed your reportable segments to Williams Partners, Exploration & Production and Other. We additionally note that Exploration & Production includes the previous Gas Marketing Services segment. Please explain to us in more detail why the Gas Marketing Segment is no longer a separate reportable segment. Please address:
•	Whether these are two operating segments that you are aggregating into one reportable segment and how they meet all criteria for aggregation.

•	How your CODM is effectively able to manage these two different businesses with only aggregated information.

•	The types of reports and information that your CODM reviews on a regular basis, the level of disaggregation and items included.
Response
Our Gas Marketing Services (Gas Marketing) business was initially reported as a separate segment in conjunction with the disposition of our former power business in 2007. The business activities reported within Gas Marketing following the power business disposition included the remnants of a more substantial energy commodity trading business that existed within our former Power segment. Upon completing the disposition of our former power business, both Gas

H. Christopher Owings
United States Securities and Exchange Commission
September 3, 2010

Marketing and Exploration & Production have been managed by the same segment manager. Over time, the legacy activities within Gas Marketing have decreased while marketing and hedging the natural gas produced by Exploration & Production have become its primary focus. In recent periods, Gas Marketing’s net operating results have been much less significant relative to our other segments. Considering this trend of events and in contemplation of our restructuring, our CODM determined that separate management (resource allocation and performance assessment) of Gas Marketing and Exploration & Production was no longer necessary. As a result, we revised the presentation of the information regularly provided to our CODM to combine these two businesses into one segment.
Considering that our CODM no longer receives separate information on the results of Gas Marketing, it is no longer an operating segment by definition. Thus we have not aggregated two operating segments.
Following the combination of these businesses, the primary activities of the Exploration & Production segment relate to producing and selling natural gas. As an integrated unit, our CODM is able to manage it as a single operating and reporting segment.
The types of reports and information that our CODM reviews on a regular basis include:
•	Monthly segment profit “flash” results — this report provides a preliminary indication of total monthly segment profit for each of our three reportable segments.

•	Monthly Financial Comments — this report includes consolidated financial statements (income statement, balance sheet and statement of cash flows) with comparisons to prior periods and/or annual plan amounts. Information is presented on a level of detail generally consistent with the same financial statements included in our quarterly and annual SEC compliance reports.

•	Quarterly and annual SEC compliance reports — the CODM receives both draft and final copies of our Form 10-Q and Form 10-K filings.

•	Financial Overview: Executive Summary — this report includes a combination of consolidated historical, annual plan and forecast income statement and cash flow information, generally disaggregated by our reportable segments.

•	Board of Directors Reports — these reports are submitted by our Executive Officers (as listed in Executive Officers of the Registrant on pages 38 through 40) and provide updates on their respective areas of responsibility, including operational matters, business development opportunities, market updates, and certain operational and financial performance metrics. Consolidated financial performance is summarized in the Chief Financial Officer’s report and includes historical, annual plan and forecast financial information disaggregated by our three reportable segments.
6.	We note that your restructuring resulted in 24.5% of your Gulfstream equity method investment being included within your Williams Partners reportable segment and the remaining 25.5% being included within Other. Please tell us how you determined it was most appropriate to segregate the investment between two reportable segments as opposed to including the entire investment within a single reportable segment.

H. Christopher Owings
United States Securities and Exchange Commission
September 3, 2010

Response
In our February 2010 restructuring, a portion of our 50% ownership interest in Gulfstream was contributed to Williams Partners L.P. (WPZ), our consolidated, publicly-traded, master limited partnership. As a result, this interest in Gulfstream is now owned as follows:
•	A 24.5% interest owned within WPZ, and

•	A 25.5% interest owned by us outside of WPZ.
These separate interests are presented within two different segments due to this split in ownership.
Our Williams Partners segment consists of WPZ. As the 24.5% interest is owned within WPZ, it is reflected within our Williams Partners segment. The remaining 25.5% interest, which is owned by us outside of WPZ, does not meet the quantitative thresholds for separate segment reporting and is thus reported within the Other segment. No separate results or information for our total investment in Gulfstream is presented in any of the reports reviewed by our CODM on a regular basis.
Exhibits
7.	Please ensure that you file all schedules and exhibits to the exhibits to your Annual Report on Form 10-K. See Item 601(b)(10) of Regulations S-K. As an example only, we note that you have not provided the exhibits and schedules to Exhibit 10.24 to the Form 10-K (the Master Professional Services Agreement dated as of June 1, 2004). Please review the agreements filed as exhibits to the Form 10-K, and re-file complete agreements with your next periodic or current report.

Response

We note the Staff’s comment regarding the filing of all schedules and exhibits to the exhibits to our Annual Report on Form 10-K. We will ensure that all such related schedules and exhibits are filed with our Form 10-Q for the period ended September 30, 2010.
Definitive Proxy Statement on Schedule 14A
General
8.	Please provide the disclosure required by Item 407(e)(4) of Regulation S-K.

Response

Pursuant to Item 407(e)(4) of Regulation S-K, we have identified the members of the Compensation Committee. However, based on the guidance set out in CDI 233.02 and the fact that no other transactions or relationships trigger disclosure, we have omitted any other reference to Item 407(e)(4).

H. Christopher Owings
United States Securities and Exchange Commission
September 3, 2010

9.	Please provide the disclosure required pursuant to Item 407(e)(3)(iii) of Regulation S-K or tell us why you are not required to do so.

Response

We believe that the following disclosures that appear in various locations within our 2010 Proxy Statement are fully responsive to Item 407(e)(3)(iii) of Regulation S-K.

Page 10 of our Proxy Statement indicates that:
•	our Compensation Committee engaged Frederic W. Cook & Co., an independent executive compensation consulting firm, to:
•	provide competitive market data and advice related to the CEO’s compensation level and incentive design;

•	review and evaluate management-developed market data and recommendations on compensation levels, incentive mix, and incentive design for Named Executive Officers (NEOs) and certain other executives (excluding the CEO);

•	develop the criteria used to identify comparator companies for executive compensation and performance comparisons; and

•	provide information on executive compensation trends and their implications to us.
•	the compensation consultant similarly provides competitive market data and advice to our Nominating and Governance Committee on non-employee director compensation.

•	the compensation consultant reports to the Chairman of the Compensation Committee.
and
•	the compensation consultant does not provide any additional services to us.
Page 32 of our Proxy Statement, under the captions “Role of the Compensation Committee” and “Role of the Independent Compensation Consultant,” further discusses the work performed by the independent compensation consultant.
Page 41 of our Proxy Statement notes that the independent compensation consultant annually compares our relative performance on various measures, including total stockholder return, earnings per share and cash flow, with our comparator group to ensure we are consistently delivering stockholder value and also uses this analysis to validate our Economic Value Added (EVA®) results.
Corporate Governance and Board Matters, page 5
Corporate Governance, page 5
Transactions with Related Persons, page 7

H. Christopher Owings
United States Securities and Exchange Commission
September 3, 2010

10.	We note your disclosure that proposed related party transactions involving a member of the board of directors must be reviewed and approved by the full board and that, otherwise, the audit committee reviews proposed transactions with related parties. We also note that the “Audit Committee or its chairman, in good faith, may approve only those related person transactions that are in, or not inconsistent with, Williams’ best interests and the best interests of [your] stockholders.” Please revise your disclosure to state whether this standard also applies to those cases in which the board of directors evaluates related person transactions. Please also revise your disclosure to discuss the factors that are considered by the board of directors or audit committee in determining whether such transactions are in, or not inconsistent with, the best interests of the company and your stockholders.

Response

We acknowledge the Staff’s comment and, in future filings, beginning with the 2011 proxy statement we will include the following disclosure, updated with current year data, as appropriate:
Transactions with Related Persons
The Board has adopted policies and procedures with respect to related person transactions as part of the Audit Committee charter. Any proposed related person transaction involving a member of the Board must be reviewed and approved by the full Board. The Audit Committee reviews proposed transactions with any other related persons, promoters, and certain control persons that are required to be disclosed in our filings with the SEC. If it is impractical to convene an Audit Committee meeting before a related person transaction occurs, the chairman of the committee may review the transaction alone.
No director may participate in any review, consideration or approval of any related person transaction with respect to which such director or any of his or her immediate family members is the related person. The Audit Committee or its chairman, or the Board, as the case may be, in good faith, may approve only those related person transactions that are in, or not inconsistent with, Williams’ best interests and the best interests of our stockholders. In conducting a review of whether a transaction is, or is not inconsistent with the best interest of Williams and its stockholders, the Audit Committee or its chairman, or the Board, as the case may be, will consider the benefits of the transaction to the Company, the availability of other sources for comparable products or services, the terms of the transaction, the terms available to unrelated third parties and to employees generally, and the nature of the relationship between the Company and the related party, among other things. During 20XX, there were no transactions that required review or approval by the Audit Committee or the full Board.
Form 8-K filed February 18, 2010
11.	We note that you present the non-GAAP financial measure income from continuing operations which you calculate by removing certain “nonrecurring items” from the GAAP measure income from continuing operations attributable to The Williams Companies, Inc. Considering certain of the “nonrecurring” items include charges that have occurred in at least the last two years, such as the impairments of certain natural gas properties, please

H. Christopher Owings
United States Securities and Exchange Commission
September 3, 2010

clarify why you believe these items are nonrecurring. If you believe your current presentation is appropriate, please explain your reasoning given that you had these types of charges in both 2008 and 2009 and considering the guidance in Item 10(e)(1)(ii)(B) of Regulation S-K. Please also consider the Compliance & Disclosure Interpretation question 102.03 related to Non-GAAP Financial Measures, available at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm as guidance on this topic. If you agree that certain items labeled as nonrecurring are actually recurring items, please revise your disclosures in future filings to ensure that those items are not labeled as nonrecurring.
Response
Our future presentations of non-GAAP financial measures, whether or not filed with the SEC, will not label items as non-recurring, infrequent or unusual if such a description is contrary to the guidance in Item 10(e)(1)(ii)(B) of Regulation S-K.
In addition, we acknowledge that:
•	The adequacy and accuracy of the disclosure in the filings is the responsibility of The Williams Companies, Inc.

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings.

•	The Williams Companies, Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact us with any further questions or comments.

Sincerely,

/s/ Ted T. Timmermans Ted T. Timmermans
Vice President, Controller and Chief Accounting
Officer, The Williams Companies, Inc.